PHILLIP R. POLLOCK Email: prpollock@tobinlaw.com	TOBIN & TOBIN A PROFESSIONAL CORPORATION 500 SANSOME STREET EIGHTH FLOOR SAN FRANCISCO, CALIFORNIA 94111-3214 FACSIMILE (415) 433-3883 (415) 433-1400	RICHARD TOBIN (1852-1887) ROBERT TOBIN (1875-1889) CYRIL R. TOBIN (1905-1977)

July 17, 2009

Lauren Nguyen, Esq.
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

Re:	Sequoia Mortgage Funding Corporation/Sequoia Residential Funding, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed June 5, 2009
File Nos.  333-159791, 333-159791-01

Dear Ms. Nguyen:

On behalf of Sequoia Mortgage Funding Corporation and Sequoia Residential Funding, Inc. (the “Registrants” or the “Depositors”), we are filing pursuant to the Securities Act of 1933, as amended, with the Securities and Exchange Commission via EDGAR Amendment No. 1 to the above-referenced Registration Statement on Form S-3 filed June 5, 2009.

Set forth below are our responses to the Staff’s comment letter dated June 30, 2009.  For your convenience, each response is preceded by a boldface recitation of the comment letter’s numbered paragraph.

Registration Statement on Form S-3

General

1.           Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:  We confirm that the Depositors have been current with Exchange Act reporting during the last 12 months with respect to asset-backed securities involving the same asset class.  The Depositors do not have any affiliate(s) that have offered a class of asset-backed securities involving the same asset class as this offering.

TOBIN & TOBIN

Lauren Nguyen, Esq.
Securities and Exchange Commission
July 17, 2009

2.           Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus.

Response:  We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

We do not believe, however, that finalized agreements should be required to be filed simultaneously with or prior to the final prospectus.  Such a requirement would be inconsistent with comparable filing requirements for non-asset-backed corporate debt instruments and would not benefit investors since all material terms of the securities being offered are already required to be included in the final prospectus.  As an example, for an issuance of registered corporate debt securities, it has always been the case, both prior to and after the adoption of Rule 415, that the registration statement is declared effective based on a “form of” indenture filed as an exhibit.  The final indenture is typically not executed until the closing date, which occurs at some point after the filing of a final prospectus.  The final indenture is not required to be filed until the filing of the Form 10-Q that covers the period in which the indenture securities are issued.  See Form 8-K, item 2.03, instruction 5; Form S-K, item 601(b)(4)(v).  Likewise, for asset-backed securities, the registration statement is declared effective based on “forms of” the material agreements filed as exhibits.  Accordingly, as with corporate debt securities, there is no technical requirement under the Securities Act for the final agreements to be filed simultaneously with the Rule 424(b) final prospectus.  We believe it would be in the best interests of both the depositors and investors if the parties to the material agreements are given adequate time to prepare and file the final versions of the agreements.

3.           Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:  We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

4.           Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:  We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown

TOBIN & TOBIN

Lauren Nguyen, Esq.
Securities and Exchange Commission
July 17, 2009

Prospectus Supplement – Version 1

Delinquency and Loss Information for the Pool Assets, page S-21

5.           We note your disclosure on page S-21 that delinquency and loss information for the mortgage pool will be included, and your bracketed disclosure on page S-41 regarding the historical delinquency and foreclosure experience of each Servicer.  Please include a bracketed placeholder in each prospectus supplement to confirm that you will include a table presenting the delinquency and loss information for the mortgage pool through charge-off.

Response:  We have revised each of prospectus supplement Versions 1 through 5 to confirm that we will include a table presenting the delinquency and loss information through charge-off for the respective securitized mortgage pool/asset pool.

Base Prospectus

Underwriting Guideline Exceptions, page 7

6.           We note your disclosure that, from time to time, originators will make exceptions to pre-determined loan underwriting guidelines.  Please include a bracketed placeholder in each prospectus supplement to confirm that you will disclose any exception loans, including statistical information regarding the nature of such exceptions.

Response:  We have revised each of prospectus supplement Versions 1 through 5 to include under “The Originators” a bracketed placeholder to confirm that we will disclose the number and aggregate principal amount of  any exception loans.

We have not, however, included reference to statistical information regarding the nature of the exceptions.  Attempting to quantify the nature of the exceptions would require the exceptions to be categorized under general headings such as “appraisals,” “LTV” or “DTI ratio.”  Such general headings would not provide any meaningful information to investors by which they could evaluate the quality of the exceptions.  For example, was the appraisal an “exception” because it failed to have the required number of comparable valuations or because the appraised value exceeded the average home values in the neighborhood by more than was permitted in the underwriting guidelines?  More importantly, most exception loans are approved by the originator due to the presence of “compensating factors.”  Any statistical presentation of the nature of the exceptions would be of little value without a presentation of the related compensating factors.  The underwriting process involves the application of significant “discretion” by the underwriter as to when an exception loan should still be approved.  We agree that it is relevant to investors to know how many exception loans are included in the pool assets, but we submit that information on the nature of the exceptions cannot be meaningfully provided in a statistical format.

TOBIN & TOBIN

Lauren Nguyen, Esq.
Securities and Exchange Commission
July 17, 2009

Recent Actions to Reduce, Suspend or Delay Foreclosure, page 83

7.           We note your disclosure that the federal government has implemented programs which may result in the modification of mortgage loans, and that certain mortgage lenders and servicers have voluntarily, or as part of settlements with law enforcement authorities, established loan modification programs.  Please tell us whether the asset pool may include loans that have been modified.  If so, disclose the nature of the modification and provide data regarding how many loans have been modified by each category of modification.

Response:  We confirm that the related securitized asset pool may contain loans that have been modified.  We have revised the base prospectus to include language that the nature of any such loan modification and data regarding how many loans in each related securitized asset pool have been modified, as well as the category of each loan modification, will be disclosed in the related prospectus supplement at the time of each takedown.

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

TOBIN & TOBIN

/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/pp

cc:	Michelle Lacko, Esq.
Staff Attorney – Division of Corporation Finance
Mr. Martin S. Hughes